Exhibit 99.1

 Investor Presentation December 2022

 Disclaimers  This presentation and oral statements made regarding the subject of this presentation contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Steakholder Foods Ltd.’s (the “Company”, "we" or "our") predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. In some cases, you can identify forward-looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict”, “potential,” “continue” and “ongoing,”  or the negative of these terms, or other comparable terminology intended to identify statements about the future and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in a registration statement on Form F-1 (File No. 333-268559), including a preliminary prospectus, dated December 5, 2022, filed with the U.S. Securities and Exchange Commission on December 5, 2022  These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information.   Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us. In addition, trademarks used in this presentation are the property of their respective owners.

 Offering Summary  Issuer  Symbol  Securities offered  Expected offering size  Use of proceeds  Sole book-running manager  Lead manager  Steakholder Foods Ltd.  Nasdaq: STKH  Up to 6,377,551 American Depositary Shares (each representing ten of our Ordinary Shares) or Pre-Funded Warrants to purchase American Depositary Share, and up to 6,377,551 Warrants to purchase American Depositary Shares.  Approximately $12,500,000 + 15% over-allotment option  We will use the net proceeds that we receive from the sale of the Securities offered for general corporate purposes, which may include operating expenses, working capital, future acquisitions or share repurchases, general capital expenditures and satisfaction of debt obligations. We have not determined the amount of net proceeds to be used specifically for such purposes.  A.G.P.  Maxim Group LLC

 Using our proprietary 3D bio-printing technology and advanced biology, we are developing real meat from ethically harvested cells, that is designed to be delicious, nutritious, safe and consistent.  4

 3D printing and incubation  Steakholder   Foods’  Core R&D  High throughput 3D tissue engineering  Multi-species   cell-based manufacturing  Advanced tissue engineering and differentiation capabilities

 By making meat from animal cells,   we are working to enable a growing global population to continue enjoying meat, while:    preserving our ecosystems, keeping    our food and fresh water secure, and protecting the welfare of animals.               6

 Our impact  Environmental impact  78%-96% less greenhouse gases  51%-78% less freshwater use  63%-95% less land use  Social Impact  Safe, controlled process,  high-quality nutrition  Strengthening local economies  Slaughter-free food production  Business impact  Alignment with sustainable development goals and values  Acceleration of industry collaboration  More secure supply chain  Sources: Tuomisto HL, de Mattos MJ. Environmental impacts of cultured meat production. Environ Sci Technol. 2011 Jul 15;45(14):6117-23; CE Delft: LCA of cultivated meat. Future projections for different scenarios, Feb 2021; UN Dept. Economic & Social Affairs.

 Groupstructure  Steakholder Innovation Ltd.  100% holdings  Steakholder Foods Ltd.  Peace of Meat BV  100% holdings                    Steakholder  Foods USA, Inc.  100% holdings  Steakholder   Foods Europe BV  100% holdings

 Companyhighlights  9

 Companyhighlights  Patent  applications to date  18  Employees  80+  Raised to date  $54M  Of which 3 granted and one allowed. Several trade secrets identified  74% R&D  26% Other  $34.5 million raised on Nasdaq in total

 80+  Our team  Employee geographic presence:  Israel “headquarters”  Belgium  USA  Our mission is to make real meat sustainable.  Employees   from over 20 countries

 Management  Yaron Kaiser  Arik Kaufman  Guy Hefer  Dan Kozlovski  Co-Founder and Chairman  Co-Founder and CEO  CFO  CTO  Avraham Hampel  VP Corporate Development  Eitan Noah  VP Finance  Orit Goldman, Ph.D.  VP Biology  Itamar Atzmony  VP Engineering  Yair Ayalon  VP Business Development  Mor Glotter-Nov  VP Marketing  Peter Bodenheimer  Head of US Market

 Meet our R&D experts  Itamar Atzmony  VP Engineering  Dan Kozlovski  CTO  Orit Goldman, Ph.D.  VP Biology  Tal KalksteinSoftware Manager  Timofey Shmal3D Printing Expert  Shahar ZukranMechanical Engineer  Moshe ManorElectrical & Software Engineer  Matan LivneFPGA Embedded Developer  Nadav Noor, Ph.D.Tissue Engineering Bio- Printing Manager  Nelly Komarovsky, Ph.D.Mass Production Manager  Nofar HarpazCell Isolation & Characterization Manager   Yoni Moskovitz, Ph.D.Cellular Engineering Manager  Dana Hillel Food Science Expert  Tal KolekFood Science Expert  Prof.  Shlomo Magdassi  Chemistry Advisor  Prof. Tal Dvir  Biology Advisor  Advisors

 Company Timeline  September 2019  Company Initiates activities in Israel  February 2021  Company acquires Peace of Meat, a leading Belgian developer of cultured avian products  March 2021  Company raises $28M and becomes the first Nasdaq-listed cultivated meat company  October 2021  Company partners with the BlueSoundWaves collective, led by Ashton KutcherGuy Oseary and Effie Epstein  December 2021  Company prints the largest cultivated steak ever! 3.67 oz.  February 2022  Company presents promising results with muscle cell differentiation into muscle fibers that better resemble those in whole cuts of meats  April 2022  Company develops unique multi-nozzle 3D bioprinting system for highly precise industrial production at scale of cultivated meat  May 2022  Peace of Meat signs joint development agreement with ENOUGH, a leader in mycoprotein  May 2022  Company joins UN Global Compact  June 2022  Company is granted its first patent for systems and methods to enhance muscle fiber formation: Issued by IP Australia   July 2022  Company announces collaboration with Umami Meats, a Singaporean cultured seafood company   September 2022  Company introduces Omakase Beef Morsels, a first-of-its-kind, highly marbled 3D-printed 100% cultured beef cut   August 2020  Company accomplishes “Project Carpaccio”, bio-prints carpaccio-like sliced meat

 Alternative protein market overview  15

 Base case  $20 billion in sales by 2030  High-growth scenario  $25 billion in sales by 2030  Base case  $450 billion in annual sales by 2040  High-growth scenario   Market share of 20% by 2040  increasing to 40% by 2050  Base case  $240 billion in salesMarket share of 9% by 2040  High-growth scenario  $470 billion in salesMarket share of 18% by 2040  Huge market potential  Source: Jefferies Equity research, September 2019.  16

       Complexity  Time        Plant-based alternative products  Cultivated   hybrid products  Thin tissue of premium cultivated meat  Cultivated whole-cut premium meat  Evolving alt-meatlandscape  * All hybrid and cultivated images are Steakholder Foods' original visuals.

 Technology overview  18

 Cell source  Cell production  3D bioprinting  Printed Meat  Incubation & Maturation  Structured Product  made by Steakholder Foods  Fat Cells  From cellsto foodThe journey  Muscle fibers  Fat  Muscle  Differentiation  Hamburger  made by   Steakholder Foods  Chicken nuggets made by Steakholder Foods  Hybrid products  Cultivated & plant-based

 Structured Product  made by Steakholder Foods  From cellsto hybrid productsThe journey  Fat  Muscle  Cell source  3D bioprinting  Differentiation  Printed Meat  Incubation & Maturation  Hamburger  made by   Steakholder Foods  Chicken nuggets made by Steakholder Foods  Muscle fibers  Fat Cells  Cell production  Hybrid products  Cultivated & plant-based

 Cultivated & plant-based ingredients  hybrid products  First stopHybrid products  21

 Cell source  Cell production  3D bioprinting  Hybrid products  Cultivated & plant-based  Printed Meat  Incubation & Maturation  Fat  Muscle  Differentiation  Hamburger  made by   Steakholder Foods  Chicken nuggets made by Steakholder Foods  Fat Cells  Muscle fibers  From cellsto meatThe journey  Structured Product  made by Steakholder Foods

 Fat  Native   Tissue  Muscle   Steakholder Foods  Tissue  100 μm   100 μm   100 μm   MHC  Hoechst  Phalloidin  Bodipy  Phalloidin  Native muscle fiber structure  Native Fat cell structure   Bovine satellite cells derived muscle cells  Bovine adipose stem cells derived fat cells  The road to structured meat  Differentiation Capabilities

 Muscle Differentiation  Maturation   Before differentiation induction  Day 7 of differentiation  Day 14 of differentiation  The road to structured meat  Differentiation Capabilities

 3D  Bio-printing  The road to structured meat  Structured Products

       Next stopPrintingreal meat  End of 2021 achievement:   Steakholder Foods’ 104-gram printed steak  Sep. 2022 achievement:   Steakholder Foods’ Omakase Beef Morsels

 Physical manipulation of cultivated tissue  Growth support for cell culture  1  Harvesting bovine embryonic inner cell mass  Bioprinter printhead assembly  Bovine umbilical cord stem cells as feeder layer  2  3  4  5  6  7  8  9  3D-printing high resolution support structures  Muscle stem-cell fusing process  Adipocytes differentiation using plant-based initiators  Stacked multilayered beef-emulating portion  Several trade secrets identified  Steakholder Foods’ IP18 patent applications submitted (4 granted/allowed)

 Strategy &business model  28

 1 Species  Structured meat  Various  Species  Ground products  Competitive landscape*  * To the best of our knowledge, based on publicly-available information .  29

 Building blocks for market penetration  Scale & Cost   Regulation  USA  EU  Requires ‘novel food’ and   food safety applications  FDA moved toward initial approval of cultivated meat*  Planned submission   H2 2023  Planned submission   H2 2023  Singapore  Already approved cultured meat for sale in restaurants  Planned submission   H1 2023  * Upside Foods received a “No Questions” letter.  * To the best of our knowledge, based on publicly-available information.  **  CE Delft: TEA of cultivated meat Future projections of different scenarios (corrigendum.) Nov 2021  The first cultivated burger*  ~$330,000 / (~140g)  Created by Mark Post  2013  ~$2,360,000/kg *  2020  2030  Cost / Kg  ~$20,000/kg **  ~$100/kg **  <$8/kg **  2035

 H1        H2  x  SFA Regulatory  Submission  Animal-Free Growth Media  and Bio-Ink  Printing structured fish  USDA & FDA  Regulatory  Submission  1st strategic bio-printer engagement  Scale-up production initiation  2024  First Revenue Stream  Main Activity Plan 2023  2023  2023  The capital raised will support these ongoing activities.   31

 Go-To-Market Strategy  Customers  Steakholder Foods 3D bio-printer Aims to be the industry standard  Plant-basedB2B  Manufacturers  Plant-based & HybridB2B  Manufacturers & Distributors  Cultivated Structured MeatB2B2C  Flexitarians  Steakholder Foods    Cultivated Whole Cut Meat  Steakholder Foods Hybrid products  Hamburgers, nuggets, etc.  Products  Steakholder Foods Cultivated Ingredients(Fat, Muscle, etc.)         2025  2024  2023  Cultivated Structured MeatB2B2C  Flexitarians  2026

 Why   Steakholder Foods?  2  3  5  6  4  Nasdaq public listing allows everyone to become a Steakholder  Regulatory advancements in the USA (our first key target market)  Leading brand name in the cultivated meat industry   Low burn rate relative to technological and business development  Highly differentiated value proposition leveraging engineering and 3D bio-printing capabilities  1  Advanced development and IP base, backed by numerous patent applications

 Thank you

 Appendices

 ($, millions)  Sep 30, 2022  Current assets  12.1  Non current assets  21.1  Total assets  33.2  Current liabilities  5.6  Non current liabilities  3.2  Total liabilities  8.8  Equity  24.4  Total liabilities and equity  33.2  no bank debt and   substantial IP R&D assets  in cash and cash equivalents  Investor deck_December22  Balance Sheet  $ 11.2 m

 Pre-Offering Capitalization Table  Steakholder Foods Ltd.   Ordinary shares  ADS Equivalent  Shares outstanding   140,384,407  14,038,441  Options and Restricted Share Units  28,828,262  2,882,826  Warrants  44,865,621  4,486,562  Rights  1,407,466  140,747  Fully diluted shares outstanding  215,485,756  21,548,576  As of December 5, 2022